SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

August 2, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

07026206

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
August 2, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated July 3, 2007
2. News Release – dated July 18, 2007
3. News Release – dated July 20, 2007

Correspondence with Securities Commission(s)

4. Material Change Report – dated July 23, 2007

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

RECEIVED
2007 AUG 23 A 5:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 3, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ENGAGES WARDROP ENGINEERING TO CONDUCT ENVIRONMENTAL STUDY ON JERSEY-EMERALD PROJECT

Vancouver, B.C. - Sultan Minerals Inc. (SUL - TSX-V) (RNZ - Freiverkehr) ("Sultan") is pleased to announce that it has engaged Wardrop Engineering to undertake an environmental baseline study on the Company's 100% owned Jersey-Emerald project located in British Columbia. Sultan is aggressively advancing the development of the Jersey-Emerald project with the objective of re-opening the historic tungsten and lead-zinc producing mine, which was formerly owned and operated by Placer Dome.

The environmental assessment will take approximately 14 months to complete and will primarily cover water quality data and biological sampling including fish, invertebrates and habitat description. In conjunction with this environmental baseline study Wardrop are supervising metallurgical studies that are currently underway on the tungsten and molybdenum mineralization.

Mr. Arthur G. Troup, President and CEO stated "We are very focused on bringing the Jersey-Emerald Mine back into production as quickly as possible. To date in 2007, we have completed a 14,000-foot drill program designed to expand the known Dodger molybdenum and tungsten zones at the Jersey-Emerald Property (See Press Releases of April 25, 2007 and June 6, 2007). In May we completed our NI 43-101 Scoping Study (Preliminary Economic Assessment, see Press Release of May 23, 2007) and we successfully completed a $3.6 million financing that was oversubscribed. By engaging Wardrop Engineering to undertake the environmental baseline studies at this point in the development of the project, Sultan expects to expedite the production permitting stage for the property."

Wardrop is a well-known Canadian Engineering Firm with ISO 9001:2000 certification (ISO certification is an international recognition of best practice, commitment to quality and consistency in products and services).

About Sultan Minerals Inc.

Sultan Minerals Inc. is a Canadian exploration company concentrating on advanced exploration at two former producing mines in southeastern British Columbia, Canada, one primarily for gold (Au) – the Kena Property and the other for molybdenum (Mo) and tungsten (W) – the Jersey-Emerald Property. The Company is a member of the Lang Mining Group, which has more than 45 years of experience in precious metal exploration, including the discovery of the Hemlo Gold Mine in Ontario and both the Ferderber and Sleeping Giant gold mines in Quebec. Sultan Minerals Inc. trades on the TSX-Venture Exchange under the symbol **SUL**.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing an ongoing exploration drill program designed to expand the molybdenum and tungsten zones reported in the Initial Resource Estimate completed in November 2006. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

Sultan expects that final assay results from the 14,000-foot drilling program on the Dodger zone will be available for release by the end of July 2007.

For more information about Sultan and its mineral property interests, please see our website at www.sultanminerals.com.

-30-

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify "Sultan Minerals News" in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements
This press release may contain "forward-looking statements", which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements. Investors are cautioned that such statements are not guarantees of future performance and results. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure documents filed from time to time with the Canadian securities authorities.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 18, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Confirms High-Grade Molybdenum and Discovers New Lead & Zinc Zone at Jersey-Emerald Property, B.C.

Vancouver, B.C. – July 18, 2007 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report that assays have been received for an additional 13 underground diamond drill holes, relating to the spring drilling program of 20,000 feet, from the ongoing exploration program at its 100% owned Jersey-Emerald Molybdenum-Tungsten Property located near Salmo, BC. The drill results confirm the high-grade molybdenum intersection reported in the news release of June 6, 2007, and show an important new discovery of lead and zinc mineralization in the footwall of the historic mine.

Three of the 13 new widespread holes, JM07-16, JM07-17 and JM07-18 were drilled to investigate the vertical thickness and lateral continuity of the molybdenum zone intersected in drill-Hole JM07-04, which assayed 0.10% molybdenum sulfide (MoS2) over a core length of 548.0 feet. All three holes successfully intersected the molybdenum zone confirming exceptional grade, excellent thickness and good lateral continuity. **Drill-Hole JM07-17 was the highlight of the three holes giving an impressive intersection of 0.21% molybdenum sulphide (MoS2) over a core length of 160.0 feet. The intersection included a 60.00 foot section that assayed 0.41% MoS2, including a very high-grade section that carried 0.85% MoS2 over 10.0 feet.**

Mr. Arthur G. Troup, President and CEO commented, "We are extremely pleased with the high-grade intersections obtained from this drill program and particularly the east-west continuity of these zones. With each successive drill program that Sultan has completed on the Jersey-Emerald property, we have continued to expand and confirm the large size potential of this deposit."

Drilling has now been completed in 19 holes out of a planned program of 50 holes for 2007. Sultan's summer drill program, for an additional 20,000 feet of drilling will focus on expanding the known molybdenum deposit as well as the tungsten and lead-zinc. The Company will commence drilling by the end of July.

Significant intersections from the three molybdenum drill holes are given in the following table:

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	MoS_2 (%)
JM07-16	308.00	704.00	**396.00**	**0.07**
Including	379.00	384.00	**5.00**	**0.13**
and	454.00	464.00	**10.00**	**0.17**
and	594.00	684.00	**90.00**	**0.18**
Including	624.00	634.00	**10.00**	**0.34**
JM07-17	463.00	623.00	**160.00**	**0.21**
Including	553.00	613.00	**60.00**	**0.41**
Including	603.00	613.00	**10.00**	**0.85**
JM07-18	413.00	724.00	**311.00**	**0.12**
Including	484.00	504.00	**20.00**	**0.71**
and	574.00	584.00	**10.00**	**0.66**

Note: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

The three holes were vertical holes drilled from the overlying Jersey Lead-Zinc Mine workings to intersect the molybdenum zone at approximately 150-foot east-west intervals. The holes demonstrate excellent grade and lateral continuity to a zone that remains open in all directions.

The East Dodger molybdenum zone has now been tested with 30 drill holes over an area measuring 3,400 feet north south by 900 feet east west. Molybdenum mineralization has been intersected in 28 of these holes showing a number of high-grade molybdenum veins and stockwork zones that comprise broad zones of bulk-tonnage-grade mineralization. The bulk tonnage-intersections obtained to date are summarized below.

DODGER MOLYBDENUM ZONE BULK-TONNAGE INTERSECTIONS

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	MoS_2 (%)
JM05-01*	398.00	461.00	**63.00**	**0.07**
JM05-02*	4.00	196.00	**192.00**	**0.21**
JM05-03*	0.00	495.00	**495.00**	**0.11**
JM05-05*	29.00	166.00	**137.00**	**0.13**
JM05-13*	0.00	217.00	**217.00**	**0.12**
JM05-14*	0.00	234.00	**234.00**	**0.12**
JM05-15*	0.00	248.00	**248.00**	**0.07**
JM05-16*	0.00	215.00	**215.00**	**0.10**
DS05-01*	350.00	455.00	**105.00**	**0.10**
JM07-04*	789.10	1,338.00	**548.90**	**0.10**
JM07-16	308.00	704.00	**396.00**	**0.07**
JM07-17	463.00	623.00	**160.00**	**0.21**
JM07-18	413.00	724.00	**311.00**	**0.12**

*** Previously reported assay.**

Several important new zones of lead and zinc mineralization were also intersected in six of the recent drill holes. Significant lead-zinc intersections obtained from these holes are given in the following table:

NEW LEAD ZINC DISCOVERY

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	Pb (%)	Zn (%)
JM07-11	200.50	207.67	**7.17**	**5.88**	**3.13**
Including	200.50	204.83	**4.33**	**9.33**	**4.63**
and	349.00	352.17	**3.17**	**2.00**	**2.43**
JM07-12	190.00	195.00	**5.00**	**0.90**	**1.14**
JM07-13	145.00	148.75	**3.75**	**0.24**	**0.87**
JM07-16	0.00	109.67	**109.67**	**0.27**	**0.71**
Including	0.00	6.00	**6.00**	**0.03**	**3.15**
and	86.25	107.17	**20.92**	**1.36**	**2.59**
Including	86.25	90.25	**4.00**	**6.34**	**11.65**
JM07-17	0.00	26.00	**26.00**	**0.01**	**1.45**
Including	0.00	4.00	**4.00**	**0.01**	**8.16**
JM07-19	0.00	9.33	**9.33**	**1.31**	**1.53**
Including	0.00	0.67	**0.67**	**17.18**	**20.16**

Note: Drill hole intersection angles vary from 45° to 65° suggesting that the true width of these intersections may range from 60% to 80% of the drill core intersection length.

Drill holes JM07-16 and JM07-17 intersected a zone of previously unknown lead and zinc mineralization situated in the footwall of the historic Jersey Zinc Mine workings. Hole JM07-16 carried low-grade mineralization over a core length of 109.67 feet including a four-foot zone of high-grade mineralization that assayed **11.65% zinc and 6.34% lead.** Hole JM07-17 intersected a four-foot zone that assayed **8.16% zinc** within a 26-foot wide zone of low-grade mineralization. These lead and zinc assays compare very favourably with historic mine grades of **3.80% zinc and 2.00% lead** and confirm that important deposits of these metals exist beyond the limits of the former mine workings.

Tungsten mineralization was intersected in nine drill holes. Several intersections were below a cut off grade of 0.15% WO_3 in the areas drilled. Higher grade tungsten deposits normally occur as ore shoots along favourable host horizons and consequently are more difficult to identify with this early stage drilling. Even low-grade intersections are important in that they show the location of the tungsten bearing horizons. This information will help future exploration programs to locate ore zones along these tungsten bearing horizons.

Significant tungsten intersections are given in the following table:

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)
JM07-01	15.00	17.00	2.00	0.18
JM07-04	75.35	84.60	9.25	0.10
JM07-05	0.00	15.83	15.83	0.06
JM07-07	15.75	17.25	1.50	0.19
JM07-08	4.00	9.75	5.75	0.07
JM07-11	170.00	175.58	5.58	0.07
JM07-15	334.00	369.00	35.00	0.04
JM07-16	50.42	52.67	2.25	0.07
and	107.17	109.67	2.50	0.07
JM07-17	463.00	473.00	10.00	0.03

Note: **Drill hole intersection angles vary from 45° to 65° suggesting that the true width of these intersections may range from 60% to 80% of the drill core intersection length.**

Drilling has now been completed in 19 holes out of a planned program of 50 holes for 2007. Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures were used whereby the core was split with a core splitter and half of the core sent by trucking company directly to Acme Labs Ltd in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation was done at the laboratory by Acme staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

- 30 -

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release was prepared by Sultan management and no regulatory authority has approved or disapproved the information contained herein.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 20, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS GRANTS STOCK OPTIONS

Sultan Minerals Inc. (TSX Venture: SUL) (the "Company") has granted a total of 2,440,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring July 20, 2012, at a price of $0.45 per share. The stock options were issued in accordance with the Company's stock option plan approved by the Company's shareholders on June 21, 2006, and are subject to vesting provisions over an 18-month period from the date of grant.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

July 18, 2007

Item 3. **News Release**

Press releases were issued on July 18, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

July 23, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

July 18, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Confirms High-Grade Molybdenum and Discovers New Lead & Zinc Zone at Jersey-Emerald Property, B.C.

Vancouver, B.C. – July 18, 2007 – Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to report that assays have been received for an additional 13 underground diamond drill holes, relating to the spring drilling program of 20,000 feet, from the ongoing exploration program at its 100% owned Jersey-Emerald Molybdenum-Tungsten Property located near Salmo, BC. The drill results confirm the high-grade molybdenum intersection reported in the news release of June 6, 2007, and show an important new discovery of lead and zinc mineralization in the footwall of the historic mine.

Three of the 13 new widespread holes, JM07-16, JM07-17 and JM07-18 were drilled to investigate the vertical thickness and lateral continuity of the molybdenum zone intersected in drill-Hole JM07-04, which assayed 0.10% molybdenum sulfide (MoS2) over a core length of 548.0 feet. All three holes successfully intersected the molybdenum zone confirming exceptional grade, excellent thickness and good lateral continuity. **Drill-Hole JM07-17 was the highlight of the three holes giving an impressive intersection of 0.21% molybde num sulphide (MoS2) over a core length of 160.0 feet. The intersection included a 60.00 foot section that assayed 0.41% MoS2, including a very high-grade section that carried 0.85% MoS2 over 10.0 feet.**

Mr. Arthur G. Troup, President and CEO commented, 'We are extremely pleased with the high-grade intersections obtained from this drill program and particularly the east-west continuity of these zones. With each successive drill program that Sultan has completed on the Jersey-Emerald property, we have continued to expand and confirm the large size potential of this deposit."

Drilling has now been completed in 19 holes out of a planned program of 50 holes for 2007. Sultan's summer drill program, for an additional 20,000 feet of drilling will focus on expanding the known molybdenum deposit as well as the tungsten and lead-zinc. The Company will commence drilling by the end of July.

Significant intersections from the three molybdenum drill holes are given in the following table:

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	MoS_2 (%)
JM07-16	308.00	704.00	**396.00**	**0.07**
Including	379.00	384.00	**5.00**	**0.13**
and	454.00	464.00	**10.00**	**0.17**
and	594.00	684.00	**90.00**	**0.18**
Including	624.00	634.00	**10.00**	**0.34**
JM07-17	463.00	623.00	**160.00**	**0.21**
Including	553.00	613.00	**60.00**	**0.41**
Including	603.00	613.00	**10.00**	**0.85**
JM07-18	413.00	724.00	**311.00**	**0.12**
Including	484.00	504.00	**20.00**	**0.71**
and	574.00	584.00	**10.00**	**0.66**

Note: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

The three holes were vertical holes drilled from the overlying Jersey Lead-Zinc Mine workings to intersect the molybdenum zone at approximately 150-foot east-west intervals. The holes demonstrate excellent grade and lateral continuity to a zone that remains open in all directions.

The East Dodger molybdenum zone has now been tested with 30 drill holes over an area measuring 3,400 feet north south by 900 feet east west. Molybdenum mineralization has been intersected in 28 of these holes showing a number of high-grade molybdenum veins and stockwork zones that comprise broad zones of bulk-tonnage-grade mineralization. The bulk tonnage-intersections obtained to date are summarized below.

DODGER MOLYBDENUM ZONE BULK-TONNAGE INTERSECTIONS

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	MoS_2 (%)
JM05-01*	398.00	461.00	63.00	0.07
JM05-02*	4.00	196.00	192.00	0.21
JM05-03*	0.00	495.00	495.00	0.11
JM05-05*	29.00	166.00	137.00	0.13
JM05-13*	0.00	217.00	217.00	0.12
JM05-14*	0.00	234.00	234.00	0.12
JM05-15*	0.00	248.00	248.00	0.07
JM05-16*	0.00	215.00	215.00	0.10
DS05-01*	350.00	455.00	105.00	0.10
JM07-04*	789.10	1,338.00	548.90	0.10
JM07-16	308.00	704.00	396.00	0.07
JM07-17	463.00	623.00	160.00	0.21
JM07 -18	413.00	724.00	311.00	0.12

*** Previously reported assay.**

Several important new zones of lead and zinc mineralization were also intersected in six of the recent drill holes. Significant lead-zinc intersections obtained from these holes are given in the following table:

NEW LEAD ZINC DISCOVERY

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	Pb (%)	Zn (%)
JM07-11	200.50	207.67	7.17	5.88	3.13
Including	200.50	204.83	4.33	9.33	4.63
and	349.00	352.17	3.17	2.00	2.43
JM07-12	190.00	195.00	5.00	0.90	1.14
JM07-13	145.00	148.75	3.75	0.24	0.87
JM07-16	0.00	109.67	109.67	0.27	0.71
Including	0.00	6.00	6.00	0.03	3.15
and	86.25	107.17	20.92	1.36	2.59
Including	86.25	90.25	4.00	6.34	11.65
JM07-17	0.00	26.00	26.00	0.01	1.45
Including	0.00	4.00	4.00	0.01	8.16
JM07-19	0.00	9.33	9.33	1.31	1.53
Including	0.00	0.67	0.67	17.18	20.16

Note: Drill hole intersection angles vary from 45° to 65° suggesting that the true width of these intersections may range from 60% to 80% of the drill core intersection length.

Drill holes JM07-16 and JM07-17 intersected a zone of previously unknown lead and zinc mineralization situated in the footwall of the historic Jersey Zinc Mine workings. Hole JM07-16 carried low-grade mineralization over a core length of 109.67 feet including a four-foot zone of high-grade mineralization that assayed **11.65% zinc and 6.34% lead.** Hole JM07-17 intersected a four-foot zone that assayed **8.16% zinc** within a 26-foot wide zone of low-grade mineralization. These lead and zinc assays compare very favourably with historic mine grades of **3.80% zinc and 2.00% lead** and confirm that important deposits of these metals exist beyond the limits of the former mine workings.

Tungsten mineralization was intersected in nine drill holes. Several intersections were below a cut off grade of 0.15% WO3 in the areas drilled. Higher grade tungsten deposits normally occur as ore shoots along favourable host horizons and consequently are more difficult to identify with this early stage drilling. Even low-grade intersections are important in that they show the location of the tungsten bearing horizons. This information will help future exploration programs to locate ore zones along these tungsten bearing horizons.

Significant tungsten intersections are given in the following table:

DRILL-HOLE NUMBER	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)
JM07-01	15.00	17.00	2.00	0.18
JM07-04	75.35	84.60	9.25	0.10
JM07-05	0.00	15.83	15.83	0.06
JM07-07	15.75	17.25	1.50	0.19
JM07-08	4.00	9.75	5.75	0.07
JM07-11	170.00	175.58	5.58	0.07
JM07-15	334.00	369.00	35.00	0.04
JM07-16	50.42	52.67	2.25	0.07
and	107.17	109.67	2.50	0.07
JM07-17	463.00	473.00	10.00	0.03

Note: Drill hole intersection angles vary from 45° to 65° suggesting that the true width of these intersections may range from 60% to 80% of the drill core intersection length.

Drilling has now been completed in 19 holes out of a planned program of 50 holes for 2007. Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of NI 43-101, "Standards of Disclosure for Mineral Projects." Standard sampling procedures were used whereby the core was split with a core splitter and half of the core sent by trucking company directly to Acme Labs Ltd in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company's core storage facility in Salmo, BC. All sample preparation was done at the laboratory by Acme staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

or

Linda Armstrong, Vice President
CHF Investor Relations
Phone: (416) 868-1079, Ext. 229
Email: Linda@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release. This release was prepared by Sultan management and no regulatory authority has approved or disapproved the information contained herein.

This news release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at ***www.sedar.com*** or the Company's website at ***www.sultanminerals.com***

END